Goldman Sachs Asset Backed Securities Corp.
85 Broad Street
New York, New York 10004
June 23, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Registrant Request for Acceleration for Goldman Sachs Asset Backed Securities Corp., as Registrant, on Form S-3 Registration Statement No. 333-132001
Ladies and Gentlemen:
     Goldman Sachs Asset Backed Securities Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of Registration Statement No. 333-132001 (the “Registration Statement”) so that the Registration Statement will become effective on June 27, 2006 at 10:00 A.M. Eastern Time or as soon thereafter as practicable.
     The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
***

Sincerely,

Goldman Sachs Asset Backed Securities Corp.

By:	/s/ Jonathan Sobel

Name:	Jonathan Sobel

Title:	Director